NO ACT

PE
11-5-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08070086

Received SEC

DEC 1 9 2008

Washington, DC 20549

December 19, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-19-08

Joseph J. Sweeney
Senior Vice President
General Counsel and Corporate Secretary
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

Re: Applied Materials, Inc.
Incoming letter dated November 5, 2008

Dear Mr. Sweeney:

This is in response to your letters dated November 5, 2008 and December 12, 2008 concerning the shareholder proposal submitted to Applied Materials by Mark Filiberto. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
JAN 26 2009
THOMSON REUTERS

B

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 19, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Applied Materials, Inc.
Incoming letter dated November 5, 2008

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws.

There appears to be some basis for your view that Applied Materials may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Applied Materials will provide shareholders at Applied Materials' 2009 Annual Meeting with an opportunity to approve amendments to Applied Materials' Certificate of Incorporation that would eliminate all supermajority voting requirements. Accordingly, we will not recommend enforcement action to the Commission if Applied Materials omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Applied Materials relies.

Sincerely,

Julie F. Bell
Attorney-Adviser

APPLIED MATERIALS.

3050 Bowers Avenue
Santa Clara, CA 95054-3299
Phone: (408) 727-5555
FAX: (408) 748-5119

Mailing Address:
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

December 12, 2008

Via Electronic Mail
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Applied Materials, Inc. – Stockholder Proposal Submitted by Mr. Mark Filiberto

Dear Sir or Madam:

This letter updates and supplements the letter dated November 5, 2008 (the "**Notice Letter**") submitted by Applied Materials, Inc., a Delaware corporation (the "**Company**"), to the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**"). In the Notice Letter, the Company stated that it intended to omit from its proxy statement (the "**2009 Proxy Statement**") for the Company's 2009 Annual Meeting of Stockholders (the "**2009 Annual Meeting**") a stockholder proposal (the "**Proposal**") submitted by Mr. Mark Filiberto (the "**Proponent**") under cover of letter dated October 2, 2008 and received by the Company on October 3, 2008. The Notice Letter stated further that at its meeting on December 8-9, 2008, the Company's Board of Directors (the "**Board**") would consider, and was expected to approve, amendments to the Company's Certificate of Incorporation (the "**Certificate**") and Bylaws (collectively, the "**Amendments**") that would substantially implement the Proposal.

We now write to inform you that on Monday, December 8, 2008, the Board did in fact approve the Amendments. The Amendments include revisions to the Certificate eliminating all supermajority voting requirements from the Certificate (the "**Certificate Amendments**"), subject to stockholder approval at the 2009 Annual Meeting. The Amendments also include an amendment to the Company's Bylaws to lower the vote required to approve stockholder-sponsored amendments to the Bylaws (the "**Bylaw Amendment**"). This Bylaw Amendment became effective immediately upon approval by the Board on December 8, 2008 and was reported on a Current Report on Form 8-K filed with the Commission on December 10, 2008, a copy of which is available at http://www.sec.gov/Archives/edgar/data/6951/000119312508251331/d8k.htm. For the Staff's reference, Exhibit A to this letter contains a table setting forth the current and proposed language of the Certificate and the language of the Bylaws as modified by the Amendments.

Amendments to the Certificate require stockholder approval. Accordingly, in addition to approving the Amendments, the Board also approved resolutions to: (a) submit the Certificate Amendments to stockholders for approval at the 2009 Annual Meeting scheduled for March 10, 2009, and (b) recommend that the stockholders of the Company vote in favor of the Certificate Amendments at the 2009 Annual Meeting. These Certificate Amendments and the Board's recommendation will be included in the 2009 Proxy Statement.

With its approval of the Amendments, and its resolutions to seek stockholder approval of the Certificate Amendments and to recommend that stockholders vote in favor thereof, the Board has now taken all steps within its power to eliminate all supermajority voting requirements in the Certificate and the Bylaws. Therefore, the Company submits that it has achieved the "essential objective" of and "substantially implemented" the Proposal and, accordingly, that the Proposal should be excluded from the 2009 Proxy Statement pursuant to Rule 14a-8(i)(10) under the proxy rules.

As stated in the Notice Letter, numerous Staff no-action letters have been issued where companies have sought to exclude from their proxy materials stockholder proposals requesting elimination of supermajority voting provisions under Rule 14-8(i)(10) as "substantially implemented" when the company's board of directors has approved the necessary amendments to its certificate of incorporation eliminating supermajority provisions contained in the certificate of incorporation, and represents that it will recommend that stockholders approve such amendments at the next annual meeting. *See, e.g., Sun Microsystems, Inc.* (avail. August 28, 2008); *H.J. Heinz Company* (avail. May 20, 2008); *NiSource, Inc.* (avail. March 10, 2008); *The Dow Chemical Company* (avail. February 26, 2007); *Chevron Corp.* (avail. February 15, 2007); *Johnson & Johnson* (avail. February 13, 2006); *Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. March 28, 2002) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was substantially similar to the company's proposal, based on the actions by the company's board of directors to approve the necessary amendments and recommend that the stockholders approve such amendments at the company's next annual meeting).

If you have any questions or require any additional information, please call me at (408) 748-5420. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter or the Notice Letter.

Please acknowledge receipt of this letter by replying to the e-mail to which this letter is attached.

Sincerely,

Joseph J. Sweeney
Senior Vice President
General Counsel and Corporate Secretary

cc: Mr. Mark Filiberto (via Federal Express)
Mr. John Chevedden (via Electronic Mail – *** FISMA & OMB Memorandum M-07-16 ***
and Facsimile – *** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

Amendments to the Certificate of Incorporation and Bylaws

Current Provision	**Amendments**
Certificate of Incorporation, Article NINTH (in pertinent part): "NINTH: The affirmative vote of the holders of not less than sixty-six and sixty-seven hundredths percent (66.67%) of the outstanding shares of "Voting Stock" (as hereinafter defined) shall be required for the approval or authorization of any "Business Combination" (as hereinafter defined) of this corporation or any subsidiary of this corporation with any "Related Person" (as hereinafter defined); notwithstanding the fact that no vote may be required or that a lesser percentage may be specified by law, in any agreement with any national securities exchange or otherwise; provided, however, that the sixty-six and sixty-seven hundredths percent (66.67%) voting requirement shall not be applicable and such Business Combination shall require only such affirmative vote as is required by law, any agreement with any national securities exchange or otherwise if . . . ."	Certificate of Incorporation, Article NINTH: *Entire Article NINTH to be deleted.*
Certificate of Incorporation, Article TWELFTH: "TWELFTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles NINTH, TENTH, ELEVENTH and TWELFTH may not be amended or repealed in any respect unless such amendment or repeal is approved by the affirmative vote of not less than	Certificate of Incorporation, Article TWELFTH: *To be revised and renumbered to read in its entirety as follows:* "ELEVENTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in this Certificate of Incorporation, including Article ELEVENTH, may not be amended or repealed in any respect unless such amendment or repeal is approved by the affirmative vote of not

Current Provision	Amendments
sixty-six and sixty-seven hundredths percent (66.67%) of the total voting power of all outstanding shares of stock in this corporation entitled to vote thereon."	less than a majority of the total voting power of all outstanding shares of stock in this corporation entitled to vote thereon."
Bylaws, Section 8.1: "8.1 <u>**Amendments**</u>. The bylaws of the corporation may be altered, amended or repealed or new bylaws may be adopted by either (i) the board of directors or (ii) stockholders upon the affirmative vote of the holders of not less than a majority of the total voting power of all issued and outstanding shares of stock in this corporation entitled to vote thereon."	Bylaws, Section 8.1: *To be revised to read in its entirety as follows:* "8.1 <u>**Amendments**</u>. The bylaws of the corporation may be altered, amended or repealed or new bylaws may be adopted by either (i) the board of directors or (ii) the stockholders upon the affirmative vote of the holders of not less than a majority of the stock issued and outstanding which is present in person or represented by proxy and entitled to vote thereon at the meeting at which such action is taken."

APPLIED MATERIALS.

3050 Bowers Avenue
Santa Clara, CA 95054-3299
Phone: (408) 727-5555
FAX: (408) 748-5119

Mailing Address:
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

November 5, 2008

Via Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Applied Materials, Inc. – Stockholder Proposal Submitted by Mr. Mark Filiberto

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Applied Materials, Inc., a Delaware corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement (the "**2009 Proxy Statement**") for its 2009 annual meeting of stockholders (the "**2009 Annual Meeting**") a stockholder proposal (the "**Proposal**") submitted Mr. Mark Filiberto (the "**Proponent**") under cover of letter dated October 2, 2008 and received by the Company on October 3, 2008. A copy of the Proposal, together with Proponent's statement, is attached hereto as **Exhibit A**.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company omits the Proposal from the 2009 Proxy Statement on the grounds that (i) the Company has substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10), and (ii) the Proposal is contrary to the proxy rules of the Commission within the meaning of Rule 14a-8(i)(3).

The Company expects to file its definitive 2009 Proxy Statement with the Commission on or about January 26, 2009, and this letter is being filed with the Commission more than 80 calendar days before such date in accordance with Rule 14a-8(j). Pursuant to Rule 14a-8(j), we are enclosing six copies of each of this letter and the accompanying attachments. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal, a copy of this submission is being forwarded simultaneously to the Proponent and to Mr. John Chevedden. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal from the 2009 Proxy Statement to be proper.

I. The Proposal

The full text of the Proposal and supporting statement is as follows:

"3- Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws.

Statement of Mark Filiberto

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably more often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 89% support at the following companies in 2008:

Eli Lilly	(LLY)	64%
Lowe's	(LOW)	70%
McGraw-Hill	(MHP)	74%
Amgen	(AMGN)	79%
FirstEnergy	(FE)	79%
Whirlpool	(WHR)	79%
Lear Corp.	(LEA)	88%
Liz Claiborne	(LIZ)	89%

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- Three directors held no stock:
  - Charles Liu
  - Thomas Iannotti
  - Aart de Geus

- Two directors had more than 31-years tenure - independence concern.
- Three directors were insiders or insider-related - independence concern.
- One of the three directors on our Audit Committee had 32-years tenure - independence concern.
- James Rogers, relatively new to our Board, served 13-years on the Fifth Third Bancorp (FITB) board rated "D" by The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm.

Additionally:

- We had no shareholder right to:
  1) Call a special shareholder meeting.
  2) Cumulative voting.
  3) Act by written consent.
- Plus we had a poison pill, which unfortunately could ward off a profitable offer for our stock, and which could be reinstituted soon.
- Thus future shareholder proposals on the above topics by other proponents could obtain significant support.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal.

Adopt Simple Majority Vote
Yes on 3"

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Moreover, no-action relief under this rule has been granted where a company represents that its board of directors is expected to take action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board.

At its upcoming meeting on December 8-9, 2008, the Company's Board of Directors (the "**Board**") will consider, and is expected to approve, amendments to the Company's Certificate of Incorporation (the "**Certificate**") and Bylaws (collectively, the "**Proposed Amendments**") that will substantially implement the Proposal. Therefore, the Company respectfully submits that it may exclude the Proposal from the 2009 Proxy Statement on this ground.

A. ***Expected Board Action***

At or before its December 8-9, 2008 meeting, the Board is expected to approve amendments to the Certificate eliminating all supermajority voting requirements from the Certificate, as well as an amendment to the Company's Bylaws to lower the vote required to approve stockholder-sponsored amendments to the Bylaws. For the Staff's reference, **Exhibit B** to this letter contains a table setting forth the current and proposed language of the Certificate and the Bylaws to be modified by the Proposed Amendments. The Corporate Governance and Nominating Committee of the Board, as well as the Company's executive management, have already approved the Proposed Amendments and will recommend that the Board approve them.

In particular, the proposed Certificate amendments would (i) amend the Certificate to reduce the threshold required to approve certain amendments to the Certificate from 66.67% of the outstanding shares to a majority of the outstanding shares, and (ii) amend the Certificate to eliminate the requirement that the holders of 66.67% of the outstanding shares approve certain "Business Combinations" with any "Related Person" (each as defined in the Certificate). The Board also is expected to submit the proposed Certificate amendments to the Company's stockholders at the 2009 Annual Meeting and to recommend that the stockholders approve the same.[1]

The Company's Bylaws do not contain any supermajority voting requirement and therefore technically fall outside the scope of the Proposal. However, in the spirit of the Proposal it is anticipated that, at its December meeting, the Board will also amend the Bylaws to reduce the vote required for stockholders to approve a stockholder-proposed amendment to the Bylaws from a majority of the total voting power of all issued and outstanding shares of stock of

---

[1] The Board cannot unilaterally eliminate supermajority provisions from the Certificate, but rather must seek stockholder approval in order to do so, under Delaware General Corporation Law ("**DGCL**") Section 242(b).

the Company entitled to vote thereon to a majority of the shares entitled to vote at the meeting at which the proposed amendment is considered.[2]

Importantly, the Proposed Amendments are in compliance with applicable law. DGCL Section 242(b)(1) requires that amendments to a certificate of incorporation be approved by not less than a majority of the outstanding stock entitled to vote thereon. Section 109(a) of the DGCL simply requires that bylaw amendments be approved by the stockholders entitled to vote.[3]

B. *The Proposed Amendments Substantially Implement the Proposal Within the Meaning of Rule 14a-8(i)(10)*

Interpreting the predecessor to Rule 14a-8(i)(10), the Commission has stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Exchange Act Release No. 12598* (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., *Exxon Mobil Corp.* (avail. January 24, 2001); *The Gap, Inc.* (avail. March 8, 1996); *Nordstrom, Inc.* (avail. February 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See Exchange Act Release No. 40018 at n.30* and accompanying text (May 21, 1998); *Exchange Act Release No. 20091 at § II.E.6.* (August 16, 1983). The Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail.

---

[2] The Board may amend the Bylaws without stockholder approval in accordance with DGCL Section 109 and the provisions of the Company's Bylaws. This Bylaw amendment will not be conditioned upon stockholder approval of the proposed Certificate amendments.

[3] The Proposed Amendments are also consistent with the recommendations of the Council of Institutional Investors ("**CII**"), cited approvingly by Proponent. The Proposal states that "[t]he Council of Institutional Investors www.eii.org recommends adoption of simple majority voting." According to section 3.6 of the Corporate Governance Policies of CII (available at: http://www.cii.org/UserFiles/file/council%20policies/CII%20Corp%20Gov%20Policies%2010-7-08.pdf): "[a] majority of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareowner vote." The Company's proposed Bylaw amendment is even more favorable than this CII policy since the Company would require only a majority of the shares represented and entitled to vote at the stockholders' meeting, rather than CII's majority of the outstanding shares, to approve stockholder-proposed bylaw amendments.

March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. January 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. February 17, 2006); *The Talbots, Inc.* (avail. April 5, 2002); *Masco Corp.* (avail. March 29, 1999).

With respect to the elimination of supermajority voting requirements in particular, numerous Staff no-action letters have been issued where companies have sought to exclude from their proxy materials stockholder proposals requesting such action when the company's board of directors has approved the necessary amendments to its certificate of incorporation and/or bylaws eliminating supermajority provisions and represents that it will recommend that the stockholders approve such amendments to the certificate of incorporation at the next annual meeting. *See, e.g., Sun Microsystems, Inc.* (avail. August 28, 2008); *H.J. Heinz Company* (avail. May 20, 2008); *NiSource, Inc.* (avail. March 10, 2008); *The Dow Chemical Company* (avail. February 26, 2007); *Chevron Corp.* (avail. February 15, 2007); *Johnson & Johnson* (avail. February 13, 2006); *Bristol-Myers Squibb Co.* (avail. February 14, 2005); Electronic Data Systems Corp. (avail. January 24, 2005); *The Home Depot, Inc.* (avail. March 28, 2002) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was substantially similar to the company's proposal, based on the actions by the company's board of directors to approve the necessary amendments and recommend that the stockholders approve such amendments at the company's next annual meeting).

Moreover, the Staff has consistently granted no-action relief under Rule 14a8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Sun Microsystems, Inc.* (avail. August 28, 2008); *Johnson & Johnson* (avail. February 19, 2008 and February 13, 2006), *The Dow Chemical Co.* (avail. February 26, 2007); *General Motors Corp.* (avail. March 3, 2004); *Intel Corp.* (avail. March 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

As stated above, on or before December 8-9, 2008, the Board is expected to approve the Proposed Amendments, which will eliminate all supermajority provisions in the Certificate and reduce the vote required to approve stockholder-sponsored Bylaw amendments to a majority of the shares entitled to vote at the meeting at which the proposed amendment is considered, in compliance with the DGCL. In addition, the Board will recommend that the stockholders approve the proposed Certificate amendments at the 2009 Annual Meeting. The Company undertakes to supplementally notify the Staff after the Board acts on the Proposed Amendments.

In short, upon Board approval of the Proposed Amendments, the Board will have taken all steps within its power to eliminate all supermajority vote requirements contained in the Certificate and the Bylaws and thereby will have achieved the "essential objective" of, and "substantially implemented," the Proposal. Accordingly, the Company respectfully submits that it may omit the Proposal from its 2009 Proxy Statement in accordance with Rule 14a-8(i)(10).

III. The Proposal May Be Excluded or Modified Under Rule 14a-8(i)(3) Because It Includes Statements that Are False or Misleading

Rule 14a-8(i)(3) provides that a proposal or supporting statement may be excluded if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements with respect to any material fact in proxy soliciting materials. *See, e.g., Farmer Bros. Co.* (avail. November 28, 2003); *Monsanto Co.* (avail. November 26, 2003); *Sysco Corp.* (avail. August 12, 2003); *Siebel Systems, Inc.* (avail. April 15, 2003). Specifically, the Staff has stated that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement where . . . [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading..." *Staff Legal Bulletin No. 14B* (September 15, 2004).

As to the Proposal, Proponent has made various assertions in support of the Proposal that the Company considers to be materially false and misleading. Proponent states, for example, that "Currently, a 1%-minority can still frustrate the will of our 66% shareholder majority." This statement is false and misleading. Under a supermajority requirement, it is mathematically impossible for the holder of 1% of Applied Materials' outstanding shares to "frustrate the will" of the holders of 66% of outstanding shares. Rather, it would take a minimum of 34% of outstanding shares to defeat a proposal that requires a 66.67% supermajority vote of the outstanding shares. Not only is Proponent's statement objectively false, it may mislead stockholders into believing that such a small percentage of minority stockholders has more power than they actually do.

Proponent also states that "Three Directors owned no stock:

Charles Liu
Thomas Iannotti
Aart de Geus "

This statement similarly is false and misleading at this time because Messrs. Liu and Iannotti and Dr. de Geus do in fact own shares of the Company's common stock and are expected to continue to own these shares through the date of the 2009 Annual Meeting. Pursuant to Section 16 of the Exchange Act, members of the Board are required to report the information related to their holdings in the Company's securities to the Commission. This information is publicly available on the Commission's web site. Pursuant to the most recent Form 4s filed by Messrs. Iannotti and Liu on October 31, 2008, copies of which are attached hereto as **Exhibit C**, Mr. Iannotti directly owns 2,500 shares, and Mr. Liu directly owns 2,143 shares, of Applied Materials common stock. In addition, pursuant to a Form 5 filed by Dr. de Geus on October 31, 2008, a copy of which is attached hereto as **Exhibit D**, Dr. de Geus directly owns 5,000 shares of Applied Materials common stock.

In summary, we believe that the Proposal should be excluded from the 2009 Proxy Statement under Rule 14a-8(i)(3), or at least modified, because it contains materially false and misleading statements in violation of Rule 14a-9.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2009 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at (408) 748-5420. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Joseph J. Sweeney
Senior Vice President
General Counsel and Corporate Secretary

Enclosures

cc: Mr. Mark Filiberto
Mr. John Chevedden

Exhibit A

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. James C. Morgan
Chairman of the Board
Applied Materials, Inc. (AMAT)
3050 Bowers Ave
Santa Clara CA 95054

Rule 14a-8 Proposal

Dear Mr. Morgan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto 10/2/08
Mark Filiberto
Date

cc: Joseph J. Sweeney
Corporate Secretary
Phone: 408 727-5555
Fax: 408 748-9943
Steve Taylor <Steve_Taylor@appliedmaterials.com>

[AMAT: Rule 14a-8 Proposal, October 3, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws.

Statement of Mark Filiberto

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 89% support at the following companies in 2008:

Eli Lilly (LLY)	64%
Lowe's (LOW)	70%
McGraw-Hill (MHP)	74%
Amgen (AMGN)	79%
FirstEnergy (FE)	79%
Whirlpool (WHR)	79%
Lear Corp. (LEA)	88%
Liz Claiborne (LIZ)	89%

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- Three directors held no stock:
  - Charles Liu
  - Thomas Iannotti
  - Aart de Geus
- Two directors had more than 31-years tenure – independence concern.
- Three directors were insiders or insider-related – independence concern.
- One of the three directors on our Audit Committee had 32-years tenure – independence concern.
- James Rogers, relatively new to our Board, served 13-years on the Fifth Third Bancorp (FITB) board rated "D" by The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm.

Additionally:

- We had no shareholder right to:
  1) Call a special shareholder meeting.
  2) Cumulative voting.
  3) Act by written consent.
- Plus we had a poison pill, which unfortunately could ward off a profitable offer for our stock, and which could be reinstituted soon.
- Thus future shareholder proposals on the above topics by other proponents could obtain significant support.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Exhibit B

Proposed Amendments to the Certificate of Incorporation and Bylaws

Current Provision	**Proposed Amendments**
Certificate of Incorporation, Article NINTH (in pertinent part): "NINTH: The affirmative vote of the holders of not less than sixty-six and sixty-seven hundredths percent (66.67%) of the outstanding shares of "Voting Stock" (as hereinafter defined) shall be required for the approval or authorization of any "Business Combination" (as hereinafter defined) of this corporation or any subsidiary of this corporation with any "Related Person" (as hereinafter defined), notwithstanding the fact that no vote may be required or that a lesser percentage may be specified by law, in any agreement with any national securities exchange or otherwise; provided, however, that the sixty-six and sixty-seven hundredths percent (66.67%) voting requirement shall not be applicable and such Business Combination shall require only such affirmative vote as is required by law, any agreement with any national securities exchange or otherwise if . . . .".	Certificate of Incorporation, Article NINTH: *Entire Article NINTH to be deleted.*
Certificate of Incorporation, Article TWELFTH: "TWELFTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles NINTH, TENTH, ELEVENTH and TWELFTH may not be amended or repealed in any respect unless such amendment or repeal is approved by the affirmative vote of not less than sixty-six and sixty-seven hundredths percent (66.67%) of the total voting power of all outstanding shares of stock in this corporation	Certificate of Incorporation, Article TWELFTH: *To be revised and renumbered to read in its entirety as follows:* "ELEVENTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in this Certificate of Incorporation, including this Article ELEVENTH, may not be amended or repealed in any respect unless such amendment or repeal is approved by the affirmative vote of not

Current Provision	Proposed Amendments
entitled to vote thereon."	less than a majority of the total voting power of all outstanding shares of stock in this corporation entitled to vote thereon."
Bylaws, Section 8.1: "**8.1 Amendments**. The bylaws of the corporation may be altered, amended or repealed or new bylaws may be adopted by either (i) the board of directors or (ii) stockholders upon the affirmative vote of the holders of not less than a majority of the total voting power of all issued and outstanding shares of stock in this corporation entitled to vote thereon."	Bylaws, Section 8.1: *To be revised to read in its entirety as follows:* "**8.1 Amendments**. The bylaws of the corporation may be altered, amended or repealed or new bylaws may be adopted by either (i) the board of directors or (ii) the stockholders upon the affirmative vote of the holders of not less than a majority of the stock issued and outstanding which is present in person or represented by proxy and entitled to vote thereon at the meeting at which such action is taken."

Exhibit C

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0287
Expires:	February 28, 2011
Estimated average burden	
hours per response	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1 (b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	5. Relationship of Reporting Person(s) to Issuer
Iannotti Thomas J (Last) (First) (Middle) C/O APPLIED MATERIALS, INC. P.O. BOX 58039, 3050 BOWERS AV. M/S 2023 (Street) SANTA CLARA CA 95054 (City) (State) (Zip)	APPLIED MATERIALS INC /DE [AMAT] 3. Date of Earliest Transaction (Month/Day/Year) 10/29/2008 4. If Amendment, Date of Original Filed (Month/Day/Year)	(Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below) 6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock								10,000 (1)	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Numbe of derivative Securities Beneficia Owned Following Reported Transacti (s) (Instr.
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares		

Explanation of Responses:

1 This voluntary Form 4 is being filed solely to reflect the vesting of 2,500 performance shares (restricted stock units) on 10/29/08, which vesting is exempt from reporting pursuant to Rule 16a-3(f)(1)(i)(B). Upon vesting, these performance shares became outstanding shares of Applied Materials, Inc common stock held directly by the reporting person. Shares shown as beneficially owned include 7,500 performance shares previously reported that in the future will be converted on a one-for-one basis into shares of Applied Materials, Inc common stock upon vesting, which vesting is scheduled to occur in three equal annual installments beginning 10/29/09 (subject to continued service as a director through each vesting date)

/s/ Charmaine Mesina,

Attorney-in-Fact
** Signature of Reporting Person

10/31/2008
Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1 (b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL	
OMB Number:	3235-0287
Expires:	February 28, 2011
Estimated average burden hours per response	0.5

1. Name and Address of Reporting Person* Liu Charles YS (Last) (First) (Middle) C/O APPLIED MATERIALS, INC. P.O. BOX 58039, 3050 BOWERS AV, M/S 2023 (Street) SANTA CLARA CA 95054 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol APPLIED MATERIALS INC /DE [AMAT] 3. Date of Earliest Transaction (Month/Day/Year) 10/29/2008 4. If Amendment, Date of Original Filed (Month/Day/Year)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below) 6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	10/29/2008		F		357 (1)	D	$11.98	9,643 (2)	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Numbe of derivative Securities Beneficia Owned Following Reported Transacti (s) (Instr.
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares		

Explanation of Responses:

1. Represents shares that were automatically withheld upon vesting of performance shares (restricted stock units) to cover tax withholding obligations in a transaction exempt under Rule 16b-3

2. Number of shares includes 7,500 performance shares (restricted stock units) previously reported that in the future will be converted on a one-for-one basis into shares of Applied Materials, Inc. common stock upon vesting, which vesting is scheduled to occur in three equal annual installments beginning 10/29/09 (subject to continued service as a director through each vesting date)

/s/ Charmaine Mesina,

Attorney-in-Fact	10/31/2008
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit D

SEC Form 5

FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB APPROVAL	
OMB Number:	3235-0362
Expires:	February 28, 2011
Estimated average burden	
hours per response	1.0

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1 (b).

☐ Form 3 Holdings Reported.

☐ Form 4 Transactions Reported.

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	5. Relationship of Reporting Person(s) to Issuer
DE GEUS AART (Last) (First) (Middle) C/O APPLIED MATERIALS, INC. P O BOX 58039. 3050 BOWERS AVE, M/S 2023 (Street) SANTA CLARA CA 95054 (City) (State) (Zip)	APPLIED MATERIALS INC /DE [AMAT] 3. Statement for Issuer's Fiscal Year Ended (Month/Day/Year) 10/26/2008 4. If Amendment, Date of Original Filed (Month/Day/Year)	(Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below) 6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			
Common Stock							20,000 (1)	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Numbe of derivative Securities Beneficia Owned Following Reported Transacti (s) (Instr.
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares		

Explanation of Responses:

1 This voluntary Form 5 is being filed solely to reflect the vesting of 5,000 performance shares (restricted stock units) on 7/23/08, which vesting is exempt from reporting pursuant to Rule 16a-3(f)(1)(i)(B). Upon vesting, these performance shares became outstanding shares of Applied Materials, Inc. common stock held directly by the reporting person. Shares shown as beneficially owned include 15,000 performance shares previously reported that in the future will be converted on a one-for-one basis into shares of Applied Materials, Inc. common stock upon vesting, which vesting is scheduled to occur in three equal annual installments beginning 7/23/09 (subject to continued service as a director through each vesting date).

/s/ Charmaine Mesina,

Attorney-in-Fact	10/31/2008
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

END